Top Wealth Group Holding Ltd

Units 714 & 715

7F, Hong Kong Plaza

118 Connaught Road West

Hong Kong

August 14, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker
Jennifer Angelini
Beverly Singleton
Hugh West

Re:	Top Wealth Group Holding Ltd
Amendment No.1 to Draft Registration Statement on Form F-1 Submitted July 18, 2023 CIK No. 0001978057

Ladies and Gentlemen:

This letter is in response to the letter dated July 26, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Top Wealth Group Holding Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Amendment No.1 to Draft Registration Statement on Form F-1

Risk Factors

We operate in a highly regulated industry, page 20

1.	We note your response to our prior comment 12 and reissue it. Please specially disclose whether all CITES permits and export and re-export licenses have been received, and whether any have been denied or revoked. Describe your control measures, if any, to ensure third party compliance with applicable permitting and licensing requirements. Additionally describe the consequences related to these requirements, including violations thereof, and the potential related risks to you and investors.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the risk factor on page 20 to further disclose our compliance status.

Capitalization, page 41

2.	We note your disclosure on page 42 regarding the contingent stock options to be granted under the consultant agreement. Please tell us the consideration given to reflecting the granting of these contingent options in your pro forma, as adjusted column in the Capitalization and the Dilution tables.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the capitalization and dilution tables to reflect the future stock issuance pursuant to the consultant agreement on page 41 of the DRS Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Comparison of Fiscal Year Ended December 31, 2022 and December 31, 2021

Administrative and Selling Expenses, page 46

3.	We note your revisions made in response to prior comment 14. Refer to the first paragraph that immediately follows the table of selling expenses on page 47, which appears to be an incomplete sentence. Please revise as appropriate.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the MDA section discussion on page 47 to explain our operation results.

Our Suppliers, page 62

4.	We note that Exhibit 10.11 includes a sales contract between the sturgeon farm (Fujian Longhuang Biotech Co., Limited) and its exclusive overseas agent (Fujian Aoxuanlaisi Biotechnology Co., Ltd.), and a separate sales contract between this agent and your company, with differing quantities and termination dates, among other terms. Please revise your disclosure to more clearly reflect that your primary supply agreement is via an agent, and not directly with the sturgeon farm. Assess material related risks, including your ability to enforce contractual provisions vis-à-vis the sturgeon farm and the potential impacts if your sales contract is not renewed after April 2032. In addition, revise the risk factor entitled “The Chinese government may intervene or influence our Chinese supplier’s operations . . . . ” on page 13 to refer to the agent as well as the supplier.

RESPONSE: We note the Staff’s comment, and respectfully advise the section of “Our Supplier” to clarify that our supplier agreement with the PRC sturgeon farm is entered through its exclusive overseas agent. We also revised our risk factor section to cover our supplier’s sole overseas agent in our description on page 62 of the DRS Amendment.

Regulation, page 68

5.	We note your response to our prior comment 22 and reissue it in part. We note this section summarizes regulations that affect your business activities in Hong Kong. Please expand to additionally address the regulations to which you are subject in the other markets in which you operate. Clearly disclose whether your products are subject to regulation by the countries into which they are imported and describe the material terms of such regulation.

RESPONSE: We note the Staff’s comment, and respectfully advise that we export our products to other countries through our distributors. We sell our products to our distributors before we export them overseas, and our distributors subsequently ensure the products meet the regulations requirements of the markets the products will enter. Therefore, we are not subject to regulations to which our products are exported to.

Related Party Transactions, page 76

6.	We note your response to prior comment 24. Please further revise the section to reflect information as of the date of your prospectus or the latest practicable date, as required by Item 4(a) of Form F-1 and item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise the Staff that there has been no related party transaction since December 31, 2022. Therefore, our existing disclosure is of the latest practicable date. We will update our disclosure about any related party transaction in the future if there is any related party transaction in the future.

Signatures, page II-5

7.	We note your response to our prior comment 27. Please further revise to identify the individual(s) signing in the capacity of principal financial officer and principal accounting officer, as required by the Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the signature section to comply with the form F-1 instruction to Signatures.

Exhibits

8.	Your response to our prior comment 28 indicates that you have filed “available exhibits.” Please revise your exhibit index to indicate that all exhibits required pursuant to Item 8(a) of Form F-1 and Item 601 of Regulation S-K will be filed with a future amendment. Include, without limitation, your amended governing documents, registration rights agreement, lock-up agreement, any additional employment and indemnification agreements, equity incentive plan, form of distributorship agreement, and any other material contracts. In addition, please revise the exhibit index description of Exhibit 10.11 to refer to both sales contracts (identifying the respective parties and dates) and Exhibit 10.12 for consistency with disclosure on page 64 (which refers to a “service agreement”).

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the exhibits index to reflect the staff’s instructions.

General

9.	We note your response to our prior comment 4. Please further revise your summary and risk factors to clearly disclose the 67.2% beneficial ownership of your Chief Executive Officer and Chairman of your Board of Directors. Additionally revise the risk factor entitled “Our controlling shareholders have substantial influence over the Company . . . . ” on page 18 to (i) identify your “controlling shareholders” and (ii) highlight potential conflicts of interest related to the management roles and controlling shareholding interest of Mr. Kings.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our summary and risk factors section to further disclose the beneficial ownership structure and its risk on page 6, and 18 of the DRS Amendment.

10.	We note your response to our prior comment 29 and reissue it in part. Please revise Item 7 to include disclosure regarding the consultant stock option.

RESPONSE: We note the Staff’s comment, and respectfully advise the staff that we have revised Item 7 to include disclosure regarding the consultant stock option.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Kim Kwan Kings Wong
Name:	Kim Kwan Kings Wong
Title:	Chief Executive Officer

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